

13031154 ... S
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53557

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tradebot Systems, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1251 NW Briarcliff Parkway, Suite 700
(No. and Street)

Kansas City	**MO**	**64116**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony J. Schulte **(816) 285-6400**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann P.C.
(Name - *if individual, state last, first, middle name*)

11440 Tomahawk Creek Parkway	**Leawood**	**KS**	**66211**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240. 17a-5(e) (2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

OATH OR AFFIRMATION

I, Anthony J. Schulte, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tradebot Systems, Inc. as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Controller

Title


AMY GILL
Notary Public - Notary Seal
State of Missouri
Commissioned for Clay County
My Commission Expires: August 09, 2016
Commission Number: 12380103

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c-3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditing report on internal accounting controls.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



TRADEBOT SYSTEMS, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATIOI

Pursuant to Rule 17a-5(e)(3)

Year Ended December 31, 2012

MHM ®
Mayer
Hoffman
McCann P.C.
An Independent CPA Firm

TRADEBOT SYSTEMS, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

Pursuant to Rule 17a-5(e)(3)

Year Ended December 31, 2012

TRADEBOT SYSTEMS, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2012

ASSETS

CURRENT ASSETS	
Cash and cash equivalents	$ 51,819,482
Receivables from brokers, dealers, and clearing organizations	10,220,274
Investment securities	
Short-term investments	30,539,583
Trading securities	3,802,192
Prepaids and other current assets	379,190
TOTAL CURRENT ASSETS	96,760,721
PROPERTY AND EQUIPMENT, at cost	
Computer equipment and software	12,013,247
Aircraft	6,754,034
Office furniture and fixtures	527,721
Leasehold improvements	2,099,815
	21,394,817
Less accumulated depreciation	(12,557,378)
NET PROPERTY AND EQUIPMENT	8,837,439
PRIVATE EQUITY SECURITIES	5,132,864
OTHER ASSETS	2,351,347
TOTAL ASSETS	$ 113,082,371

LIABILITIES

CURRENT LIABILITIES	
Accounts payable	$ 7,132,739
Securities sold, not yet purchased	2,792,399
Accrued expenses and other liabilities	3,499,681
Income taxes payable	1,435,109
TOTAL CURRENT LIABILITIES	14,859,928
DEFERRED RENT	643,196
TOTAL LIABILITIES	15,503,124

STOCKHOLDER'S EQUITY

COMMON STOCK, $.0001 par value, authorized shares - 50,000,000, issued and outstanding shares - 10,000,000	1,000
RETAINED EARNINGS	96,354,407
ACCUMULATED OTHER COMPREHENSIVE INCOME	1,223,840
TOTAL STOCKHOLDER'S EQUITY	97,579,247
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 113,082,371

See Notes to Financial Statements


MHM
Mayer
Hoffman
McCann P.C.
An Independent CPA Firm